UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

(Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road Huli District, Xiamen, China 361009 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements in Connection with a Registered Direct Offering.

On February 1, 2021, Blue Hat Interactive Entertainment Technology (the “Company”) and two institutional investors (the “Purchasers”) entered into a securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 7,160,000 ordinary shares, par value $0.001 per share, of the Company (the “Ordinary Shares”), in a registered direct offering, and warrants to purchase up to 3,580,000 Ordinary Shares (the “Warrants”) in a concurrent private placement, for gross proceeds of $7,589,600 (the “Offering”).

The warrants will be exercisable immediately upon the date of issuance and have an exercise price of $1.33. The warrants will expire 3 years from the date of issuance. The purchase price for each Ordinary Share and the corresponding warrant is $1.06. Each warrant is subject to anti-dilution provisions to reflect stock dividends and splits or other similar transactions, as well as anti-dilution provisions relating to future issuances or deemed issuances of ordinary shares at a price per share below the then-current exercise price. The Warrants can be exercised on a cashless basis if there is no effective registration statement registering, or no current prospectus available for, the resale of the ordinary shares underlying the Warrants. The Warrants require “buy-in” payments to be made by the Company for failure to deliver any Ordinary Shares issuable upon exercise. The Company has the right to request the mandatory exercise of the Warrants if the closing bid price of the Ordinary Shares exceeds $3.325 for 10 consecutive days, subject to certain other conditions being satisfied as set forth in the Warrants.

The Company agreed in the Purchase Agreement that it would not issue any Ordinary Shares (or Ordinary Shares equivalents) for 60 calendar days following the closing of the Offering subject to certain exceptions including, without limitation, issuances of restricted securities to consultants or employees of the Company, share option grants, issuances pursuant to existing outstanding securities and issuances in connection with strategic acquisitions. The Company also agreed in the Purchase Agreement that it would file with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-1 (or such other form as the Company is then eligible to use) within 25 days of the date of the Purchase Agreement providing for the resale by the Purchasers of the Ordinary Shares issuable upon exercise of the Warrants, and that it would use commercially reasonable efforts to cause such registration statement to become effective within 181 days following the closing of the Offering.

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate purposes. The Offering is expected to close on February 3, 2021.

The Company also entered into placement agency agreement dated February 1, 2021 (the “Placement Agency Agreement”) with FT Global Capital, Inc., as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7.5% of the gross proceeds raised in the Offering, and to reimburse the Placement Agent for certain expenses, including legal fees and expenses, up to $50,000 in the aggregate. In addition, the Company agreed to issue to the Placement Agent warrants to purchase up to 358,000 Ordinary Shares at an exercise price equal to $1.33 per Ordinary Share (the “Placement Agent Warrants”). The Placement Agent Warrants have generally the same terms and conditions as the Warrants issued to the Purchasers, provided that such warrants shall have no anti-dilution protection other than adjustments based on stock splits, stock dividends, combinations of shares and similar recapitalization transactions.

In connection with the Offering, the holders of the convertible promissory notes and warrants that the Company issued in July 2020 agreed to waive any adjustments to the conversion or exercise price, as applicable, of such convertible notes or warrants, or the number of Ordinary Shares issuable upon conversion or exercise of such instruments, that would arise from the issuance of the securities in the Offering, and also to waive any rights that they may have to cause the Company to use a portion of the proceeds of the Offering to redeem all or a portion of such notes.

A copy of the Placement Agency Agreement, form of the Purchase Agreement, Form of Warrant and Form of Placement Agent Warrant are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Placement Agency Agreement, the Purchase Agreement, the Form of Warrant and the Form of Placement Agent Warrant are subject to, and qualified in their entirety by, such documents.

On February 1, 2021, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.5 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman counsel, Campbells, is attached hereto as Exhibit 99.6.

The sale and offering of the Ordinary Shares pursuant to the Purchase Agreement was effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-249056), which became effective on October 6, 2020, pursuant to a prospectus supplement filed with the Commission (the “Registration Statement”). The Warrants and Ordinary Shares underlying the Warrants were not offered pursuant to the Registration Statement and were offered pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, , contained in Section 4(a)(2) thereof and/or Regulation D promulgated thereunder.

Financial Statements and Exhibits

Exhibits.

Number
99.1	Placement Agency Agreement dated February 1, 2021 between Blue Hat Interactive Entertainment Technology and FT Global Capital, Inc.
99.2	Form of Securities Purchase Agreement between Blue Hat Interactive Entertainment Technology and the Purchasers signatory thereto
99.3	Form of Warrant issued to Purchasers
99.4	Form of Placement Agent Warrant
99.5	Press release dated February 1, 2021
99.6	Legal Opinion of Campbells

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2021

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer

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